As filed with the Securities and Exchange Commission on September 22, 2014	Registration No. 333 - 169920

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
_______________

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of issuer of deposited securities as specified in its charter)
_______________

PROMOTER OF INFORMATION, S.A.
(Translation of issuer’s name into English)
_______________

The Kingdom of Spain
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
_______________

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_______________

National Registered Agents, Inc.
1015 15th Street, N.W., Suite 1000
Washington, D.C.  20005
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Flanigan, Esq. Mayer Brown International LLP 201 Bishopsgate London, EC2M 3AF United Kingdom	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (16) and (17).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14) and (18).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (13).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (7); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (10).

Item 2.AVAILABLE INFORMATION		Face of Receipt - Paragraph (13).

Promotora de Informaciones, S.A. (The "Company") has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  The Company has filed a Form 15F (“Form 15F”) with the Commission, which has suspended the Company’s duty under the Exchange Act to file or submit the reports required under Sections 13(a) or 15(d) of the Exchange Act. Upon the effectiveness of Form 15F, the Company’s duty to file or submit reports under Sections 13(a) or 15(d) of the Exchange Act will terminate.  Pursuant to Rule 12g3-2(b)(1), the Company is exempt from the reporting obligations of the Exchange Act.  In order to satisfy the conditions of Rule 12g3-2(b) the Company intends to publish English translations of the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  The Company has specified in Form 15F the internet website or the electronic information delivery system on which it intends to publish such information.  The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.  If the Form 15F is not declared effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Class A Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i)               Form of Amendment No. 1 to Class A Deposit Agreement, by and among Promotora de Informaciones, S.A., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.  ___ Filed herewith as Exhibit (a)(i).

(a)(ii)               Class A Deposit Agreement, dated as of December 1, 2010 ("Class A Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder.___ Filed herewith as Exhibit (a)(ii).

(b)           Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  ___ None.

(d)           Opinion of counsel for the Depositary as to the legality of the securities to be registered.  ___ Previously filed.

(e)           Certificate under Rule 466.  ___ Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Class A Deposit Agreement, as amended, by and among Promotora de Informaciones, S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of September, 2014.

Legal entity created by the Class A Deposit Agreement, as amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing four (4) Class A ordinary shares of Promotora de Informaciones, S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Promotora de Informaciones, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Madrid, Spain, on September 22, 2014.

PROMOTORA DE INFORMACIONES, S.A.

By:	/s/ Juan Luis Cebrián Echarri
Name: Juan Luis Cebrián Echarri Title: Executive Chairman

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Juan Luis Cebrián Echarri, Javier Lázaro Rodríguez and Antonio Garcia Mon Marañés to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Juan Luis Cebrián	Executive Chairman and CEO	09/09/2014
Juan Luis Cebrián Executive Chairman

/s/ Fernando Abril-Martorell	Chief Executive Officer	09/09/2014
Fernando Abril-Martorell Chief Executive Officer

/s/ Javier Lázaro	Chief Financial and Accounting Officer	09/09/2014
Javier Lázaro Chief Financial Officer

/s/ Manuel Polanco	Vice Chairman of the Board of Directors	09/09/2014
Manuel Polanco Director

Signature	Title	Date

/s/ Roberto Alcántara Rojas	Director	10/09/2014
Roberto Alcántara Rojas

/s/ Juan Arena de la Mora	Director	11 de Sept 2014
Juan Arena de la Mora

/s/ Claudio Boada Pallarés	Director	09/09/2014
Claudio Boada Pallarés

/s/ Arianna Huffington	Director	11/09/14
Arianna Huffington

/s/ José Luis Leal Maldonado	Director	09/10/2014
José Luis Leal Maldonado

/s/ Gregorio Marañón y Beltrán de Lis	Director	11/09/14
Gregorio Marañón y Beltrán de Lis

/s/ Alain Minc	Director	September 11th 2014
Alain Minc

/s/ Agnès Noguera Borel	Director	10-IX-14
Agnès Noguera Borel

/s/ John Paton	Director	11/09/14
John Paton

Signature	Title	Date

/s/ Borja Pérez Arauna	Director	09/09/2014
Borja Pérez Arauna

/s/ Emmanuel Roman	Director	09/09/2014
Emmanuel Roman

/s/ José Luis Sainz	Director	09/09/2014
José Luis Sainz

/s/ Ernesto Zedillo Ponce de León	Director	9-11-14
Ernesto Zedillo Ponce de León

Authorized Representative in the U.S.

/s/ Marcus Vinicius Ramos Ribeiro	09/09/2014
Name: Marcus Vinicius Ramos Ribeiro

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement

(e)	Rule 466 certification